

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Via E-mail
Joseph Bernstein
Co-Chief Executive Officer and Director
Grandparents.com, Inc.
589 Eighth Avenue, 6th Floor
New York, NY 10018

      Re: Grandparents.com, Inc.
            Preliminary Information Statement on Schedule 14C
            Filed February 29, 2012
            File No. 000-21537

Dear Mr. Bernstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Action 1 – Approval, Ratification and Adoption of the 2012 Stock Incentive Plan, page 13

1.   Please clarify whether you have any current plans to issue awards under the 2012 Stock Incentive Plan and include the required disclosure under Item 10 of Schedule 14A, which applies to you per Item 1 of Schedule 14C. If you do not have any such plans or they are not determinable, please revise your disclosure to include a statement to this effect.

Action 2 – Approval of an Amendment to Second Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 17

2.   We note that you are increasing the number of authorized shares, in part, so that you may issue common stock upon the conversion of the Series A and Series B Preferred Stock. Therefore, please provide the disclosure and financial information required by Item 11 of Schedule 14A, which applies to you per Item 1 of Schedule 14C and Note A of Schedule 14A. Alternatively, tell us why you do not believe that this information is required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Jeffrey L. Wasserman
        Sills Cummis & Gross P.C.